Exhibit C
Revised Selected Financial Data
The tables below present revised selected consolidated financial information as of and for the periods indicated. You should read this information together with our revised consolidated financial statements appearing in Exhibit B to this report.
Statement of income data

	For the year ended December 31,
	2004	2005	2006	2007	2008
	(US$ million)
Net operating revenues	8,066	12,792	19,651	32,242	37,426
Cost of products and services	(4,081)	(6,229)	(10,147)	(16,463)	(17,641)
Selling, general and administrative expenses	(452)	(583)	(816)	(1,245)	(1,748)
Research and development	(153)	(277)	(481)	(733)	(1,085)
Impairment of goodwill	—	—	—	—	(950)
Other expenses	(257)	(271)	(570)	(607)	(1,254)

Operating income	3,123	5,432	7,637	13,194	14,748

Non-operating income (expenses):
Financial income (expenses), net	(589)	(437)	(1,011)	(1,291)	(1,975)
Foreign exchange and indexation gains, net	65	299	529	2,553	364
Gain on sale of investments	404	126	674	777	80

Subtotal	(120)	(12)	192	2,039	(1,531)

Income before income taxes and equity results	3,003	5,420	7,829	15,233	13,217
Income taxes charge	(749)	(880)	(1,432)	(3,201)	(535)
Equity in results of affiliates and joint ventures and equity investments	542	760	710	595	794

Net income	2,796	5,300	7,107	12,627	13,476
Net (income) attributable to non-controlling interests	(223)	(459)	(579)	(802)	(258)

Net income attributable to Company’s stockholders	2,573	4,841	6,528	11,825	13,218

Total cash paid to shareholders(1)	787	1,300	1,300	1,875	2,850

(1)	Consists of total cash paid to shareholders, whether classified as dividends or interest on shareholders’ equity, during the period.
Basic and diluted earnings per share

	For the year ended December 31,(1)
	2004		2005		2006		2007		2008(5)
	(US$, except as noted)
Earnings per share(2):
Basic
Per common share		0.56		1.05		1.35		2.41		2.58
Per preferred share		0.56		1.05		1.35		2.41		2.58
Diluted
Per common share		—		—		—		2.42		2.61
Per preferred share		—		—		—		2.42		2.61
Weighted average number of shares outstanding (in thousands)(3):
Common shares		2,943,216		2,943,216		2,943,216		2,943,216		3,028,817
Preferred shares		1,662,864		1,662,864		1,908,852		1,889,171		1,946,454
Treasury common shares underlying convertible notes		—		—		—		34,510		56,582
Treasury preferred shares underlying convertible notes		—		—		—		18,478		30,295

Total		4,606,080		4,606,080		4,852,068		4,885,375		5,062,148

Distributions to shareholders per share(4):
In US$		0.17		0.28		0.27		0.39		0.56
In reais	R$	0.49	R$	0.67	R$	0.58	R$	0.74	R$	1.09

(1)	We carried out two-for-one forward stock splits in September 2007 and in May 2006 and a three-for-one forward stock split in August 2004. Share and per-share amounts for all periods give retroactive effect to all forward stock splits.

(2)	Diluted earnings per share for 2007 and 2008 include preferred shares and common shares underlying the mandatorily convertible notes due in 2010, which were issued in June 2007.

(3)	Each common ADS represents one common share and each preferred ADS represents one preferred share.

(4)	Our distributions to shareholders may be classified as either dividends or interest on shareholders’ equity. Since 2004, part of each distribution has been classified as interest on shareholders’ equity and part as dividends. For information about distributions paid to shareholders, see Item 8. Financial information—Distributions in our report on Form 20-F for the year ended December 31, 2008.

(5)	In July 2008, we issued 80,079,223 common ADSs, 176,847,543 common shares, 63,506,751 preferred ADSs and 100,896,048 preferred shares in a global equity offering. In August 2008, we issued an additional 24,660,419 preferred shares. In October 2008, our Board of Directors approved a share buy-back program. As of December 31, 2008, we had acquired 18,355,859 common shares and 46,513,400 preferred shares, which are held in treasury. For more information see Item 16E. Purchases of equity securities by the issuer and affiliated purchasers in our report on Form 20-F for the year ended December 31, 2008.

Balance sheet data

	At December 31,
	2004	2005	2006	2007	2008
	(US$ million)
Current assets	3,890	4,775	12,940	11,380	23,238
Property, plant and equipment, net	9,063	14,166	38,007	54,625	49,329
Investments in affiliated companies and joint ventures and other investments	1,159	1,672	2,353	2,922	2,408
Other assets	1,603	2,031	7,626	7,790	4,956

Total assets	15,715	22,644	60,926	76,717	79,931

Current liabilities	2,455	3,325	7,312	10,083	7,237
Long-term liabilities(1)	1,867	2,410	10,008	13,195	10,112
Long-term debt(2)	3,214	3,714	21,122	17,608	17,535

Total liabilities	7,536	9,449	38,442	40,886	34,884
Redeemable non-controlling interests	—	—	346	375	599
Stockholders’ equity:
Capital stock	3,209	5,868	8,119	12,306	23,848
Additional paid-in capital	498	498	498	498	393
Mandatorily convertible notes — common ADSs	—	—	—	1,288	1,288
Mandatorily convertible notes — preferred ADSs	—	—	—	581	581
Reserves and retained earnings	3,684	5,611	11,056	18,603	16,446
Total Company shareholders’ equity	7,391	11,977	19,673	33,276	42,556
Noncontrolling interests	788	1,218	2,465	2,180	1,892

Total shareholders’ equity	8,179	13,195	22,138	35,456	44,448

Total liabilities and shareholders’ equity	15,715	22,644	60,926	76,717	79,931

(1)	Excludes long-term debt.

(2)	Excludes current portion of long-term debt.